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                                                                 SEC FILE NUMBER
                                                                          1-7948


                                                                   CUSIP NUMBER
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  _ Form 10-K  _ Form 20-F   _ Form 11-K   X Form 10Q   _ Form N-SAR


                  For Period Ended:  September 30, 1999
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report  on Form  11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         BCAM INTERNATIONAL, INC.
Full Name of Registrant


Former Name if Applicable

         1800 Walt Whitman Road
Address of Principal Executive Office (Street and Number)

         Melville, NY  11747
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not yet completed its Financial Statements for the period ended September 30, 1999, which will be delayed due to the time and effort required in preparing the consolidated financial statements to reflect the September 23, 1999 merger transaction of LungCheck, Inc. with a wholly-owned subsidiary of the registrant. The transaction will be treated as a "reverse acquisition" for accounting purposes in which the registrant is the legal acquirer and LungCheck, Inc. is the Accounting Acquirer. These financial statements impact the entire Form 10-QSB filing.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Michael Strauss             (516)                   752-3550
         ---------------          -------------          -----------------
             (Name)                (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         _X  Yes       No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The anticipated changes are as a result of the September 23, 1999 merger transaction of LungCheck, Inc. with a wholly-owned subsidiary of the registrant. The transaction will be treated as a "reverse acquisition" for accounting purposes in which the registrant is the legal acquirer and LungCheck, Inc. is the Accounting Acquirer. Due to the recent transaction, the registrant's consolidated financial statements for the period ended September 30, 1999 are not yet completed.

                            BCAM INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 12, 1999           By: /s/ Michael Strauss
                                       -------------------
                                       Michael Strauss, Chairman of the Board of
                                       Directors and Chief Executive Officer